MAIL STOP 3561
      March 8, 2006

Richard A. Clarke, Chairman
Good Harbor Partners Acquisition Corp.
4100 North Fairfax Drive
Arlington, VA 22203

      Re:	Good Harbor Partners Acquisition Corp.
   Amendment No. 3 to Registration Statement on
   Form S-1
   Filed February 1, 2006
   File No. 333-128351

Dear Mr. Clarke,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We note disclosure in the Fifth paragraph in the Amended and Restated Certificate of Incorporation of Good Harbor Partners Acquisition Corp. that states "sub-paragraphs A through D shall apply during the period commencing upon the filing of this Certificate of
Incorporation and shall terminate upon the first to occur of the
(i)
consummation of any `Business Combination` and (ii) `Termination Date` (as such terms are hereinafter defined), and may not be amended during the Target Business Acquisition Period." (Emphasis ours.) Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose:
(i)
whether the provision can be amended and if so on what basis; and
(ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Charles Johnson
	Fax #  617-248-4000
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Richard A. Clarke, Chairman
Good Harbor Partners Acquisition Corp.
March 8, 2006
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